FOR IMMEDIATE RELEASE

             DISC GRAPHICS ANNOUNCES COMPLETION OF WARRANT EXCHANGE

     Hauppauge,  NY (August 29, 1997) - Disc Graphics,  Inc.  (NASDAQ Small Cap:
DSGR) announced today that 435,595 of its 2.7 million outstanding Class A warrants had been tendered under an exchange offer that expired August 22, 1997. Disc Graphics announced the commencement of the exchange offer on July 11, 1997.

     The exchange, at the rate of one share of the Company's common stock, par value $.01 per share for every 8.5 warrants tendered, will result in the issuance of 51,239 shares of common stock. Disc Graphics had approximately 5.38 million shares of common stock outstanding prior to the exchange.

     "We are pleased to have been able to give our warrant holders this opportunity to convert their holdings to equity in the Company," said Donald Sinkin, Chairman, CEO, and President of Disc Graphics. "It has provided them with increased liquidity and also reduced the potential dilution of our common stock, which was our objective."

     The warrants were issued in November, 1993 in an initial public offering of units consisting of one share of common stock and two Class A warrants, each convertible through November 10, 1999 into one share of common stock at an exercise price of $5.50.

     Approximately 168,000 of the warrants tendered were owned by the Company. The 19,764 common shares issuable to the Company pursuant to the exchange will be held as treasury stock, Company officials said.

     Disc Graphics, headquartered in Hauppauge, New York is a diversified manufacturer and printer of specialty packaging focused on the home video, pharmaceutical, music, publishing and cosmetics markets. Its products include pre-recorded video, CD-ROM and audiocassette packaging, folding cartons for pharmaceuticals and cosmetics, pressure-sensitive labels, book jackets, posters and general commercial printing.

For Further Information Contact:

John Aneralla                               Margaret Krumholz
Buttonwood Advisory Group, Inc.             Chief Financial Officer,
                                            Disc Graphics, Inc.
Telephone: (800) 940-9087                   Telephone: (516) 234-1400